[redacted]

08030489 MMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2008
DIVISION OF MARKET REGULATION

AB 3/24

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30083

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Butler, Wick & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Federal Plaza East Suite 700
(No. and Street)

Youngstown (City) Ohio (State) 44503 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Cavalier 330 744-4351
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Chizek & Company LLC
(Name – *if individual, state last, first, middle name*)

5900 Landerbrook Drive, Suite 205 Cleveland, Ohio 44124-4085
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2008 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

NA 3/27

OATH OR AFFIRMATION

I, Thomas J. Cavalier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Butler Wick & Co., Inc., as of December 31, 2007, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

We converted from self-clearing to fully disclosed on 9/25/06 and no longer carry customer accounts.

Thomas J. Cavalier
Signature

Chairman, President & CEO
Title

Franklin S. Bennett
Notary Public

FRANKLIN S. BENNETT, JR., Attorney at Law
Notary Public—State of Ohio
My Commission Has No Expiration Date
Sec 147.05 R.C.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUTLER, WICK & CO., INC.
Youngstown, Ohio

FINANCIAL STATEMENT
December 31, 2007

Filed Pursuant to 17a-5(e)(3) as a Public Document

BUTLER, WICK & CO., INC.
Youngstown, Ohio

FINANCIAL STATEMENT
December 31, 2007

CONTENTS

Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholder
Butler, Wick & Co., Inc.
Youngstown, Ohio

We have audited the accompanying balance sheet of Butler, Wick & Co., Inc. (the "Company"), a wholly-owned subsidiary of Butler Wick Corp., as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Columbus, Ohio
February 28, 2008

BUTLER, WICK & CO., INC.
BALANCE SHEET
December 31, 2007

	2007
ASSETS	
Cash and cash equivalents	$ 2,641,911
Deposits with clearing organizations	535,861
Receivable from clearing firm	2,209,359
Receivable from related parties	410,672
Securities owned - marketable	4,751,782
Furniture, equipment and leasehold improvements - net	850,155
Deferred income taxes	75,234
Other assets	2,738,550
Total assets	$ 14,213,524
LIABILITIES	
Payable to customers	$ 36,420
Securities sold, not yet purchased	393,911
Payable to related parties	28,162
Accrued compensation and profit-sharing contribution	2,572,335
Accounts payable, accrued expenses and other liabilities	615,737
Total liabilities	3,646,565
STOCKHOLDER'S EQUITY	
Common stock, no par value, 75,000 shares authorized, 1,030 shares issued and outstanding	1,856,069
Additional paid-in capital	4,612,615
Retained earnings	4,098,275
Total stockholder's equity	10,566,959
Total liabilities and stockholder's equity	$ 14,213,524

See accompanying notes to financial statement.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Butler, Wick & Co., Inc. (the "Company"), a wholly-owned subsidiary of Butler Wick Corp. (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Chicago Stock Exchange and the FINRA. The Company primarily operates in northeastern Ohio and western Pennsylvania. The Parent is a wholly-owned subsidiary of United Community Financial Corp. ("United Community").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: To prepare financial statement in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statement and the disclosures provided, and future results could differ.

Cash Flows: Cash and cash equivalents include cash and highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Securities Owned and Securities Sold: Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled.

Furniture, Equipment and Leasehold Improvements: Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is computed under the straight-line and accelerated methods using an estimated useful life of three to ten years. Leasehold improvements are amortized over the life of the lease, or the useful life of the improvement, whichever is less.

Income Taxes: The Parent and its wholly-owned subsidiaries are included in the consolidated tax return of United Community. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Financial Instruments: Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts that, because of the short-term nature of the financial instruments, approximate current fair value.

(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statement.

Restrictions on Cash: Cash of $60,000 has been segregated in a special reserve bank account for the benefit of customers. The Company is required to maintain cash of at least $250,000 on deposit at the Company's clearing firm.

Recent Accounting Developments: The Company adopted FASB Interpretation 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), as of January 1, 2007. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The adoption had no affect on the Company's financial statements.

The Company is subject to U.S. federal income tax as well as various other state income taxes. The Company is no longer subject to examination by taxing authorities for years before 2002.

In July 2006, the Emerging Issues Task Force (EITF) of FASB issued a draft abstract for EITF Issue No. 06-04, *Accounting for Deferred Compensation and Postretirement Benefits Aspects of Endorsement Split-Dollar Life Insurance Arrangement.* This draft abstract from EITF reached a consensus that for an endorsement split-dollar life insurance arrangement within the scope of this Issue, an employer should recognize a liability for future benefits in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". The Task Force concluded that a liability for the benefit obligation under SFAS No. 106 has not been settled through the endorsement type life insurance policy. In September 2006, FASB agreed to ratify the consensus reached in EITF Issue No. 06-04. This new accounting standard will be effective for fiscal years beginning after December 15, 2007. At December 31, 2007, the Company owned $414,601 of Company owned life insurance. The Company is evaluating the impact of the adoption of this standard.

(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-5, *Accounting for Purchases of Life Insurance – Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 8504 (Accounting for the Purchases of Life Insurance).* This issue requires that a policyholder consider contractual terms of a life insurance policy in determining the amount that could be realized under the insurance contract. It also requires that if the contract provides for a greater surrender value if all individual policies in a group are surrendered at the same time, that the surrender value be determined based on the assumption that policies will be surrendered on an individual basis. Lastly, the issue discusses whether the cash surrender value should be discounted when the policyholder is contractually limited in its ability to surrender a policy. The issue is effective for fiscal years beginning after December 15, 2006. The adoption of this issue did not have a material impact on the Company's financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. This statement grants companies the option to carry most financial assets and liabilities at fair value, with changes in fair value recorded in earnings. This statement will be effective in the first quarter of 2008. The Company is evaluating the effect of adopting this statement.

NOTE 3 – SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at quoted market values, as detailed below at December 31, 2007:

	Owned	Sold, Not Yet Purchased
Obligations of U.S. government	$ 1,053,625	$ --
State and municipal obligations	3,636,343	--
Corporate bonds, debentures, and notes	29,972	392,254
Corporate stocks	31,842	1,657
	$ 4,751,782	$ 393,911

The Company maintains a margin account at its clearing firm. All securities owned are pledged against any margin borrowings.

(Continued)

NOTE 4 – FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consist of the following at December 31, 2007:

Furniture and equipment	$ 4,188,773
Leasehold improvements	829,959
Total furniture, equipment and leasehold improvements	5,018,732
Less accumulated depreciation and amortization	(4,168,577)
Net furniture, equipment and leasehold improvements	$ 850,155

Aggregate commitments under operating leases for office space with original or remaining non-cancelable terms in excess of one year at December 31, 2007 are as follows:

2008	$ 932,691
2009	749,702
2010	684,954
2011	630,890
2012	250,859
Thereafter	566,075
Total minimum lease payments	$ 3,815,171

NOTE 5 – FULLY DISCLOSED CLEARING AGREEMENT

In 2006, the Company entered into a fully disclosed clearing agreement with First Clearing Corp. (FCC) whereby customer accounts are cleared and carried by FCC. The agreement calls for the Company to maintain a deposit balance in an account maintained by FCC. The deposit amount, according to the original agreement, was $250,000 subject to increases based upon the volume and nature of transactions. At December 31, 2007, the Company had $250,861 in cash on deposit to satisfy this requirement. The original contract period was for three years from the date of commencement and is automatically renewable for one-year periods thereafter, unless written notice of termination is given by either party.

(Continued)

NOTE 5 – FULLY DISCLOSED CLEARING AGREEMENT (Continued)

In the normal course of its business and under standard contract terms included in the correspondent agreement with FCC, the Company has agreed to indemnify FCC from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations under margin accounts. Although, such margin accounts had a balance of $16,233,297 at December 31, 2007, the maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. Based on historical experience, the Company believes that it is unlikely it will have to make payments under this indemnity. Accordingly, the Company has not recorded any obligation in its financial statement for this indemnity.

NOTE 6 – CONCENTRATIONS OF CREDIT RISK

The clearing and depository operations for the Company's securities transactions are performed by its clearing broker pursuant to a clearance agreement. At December 31, 2007, all of the securities owned which are presented on the accompanying Statement of Financial Condition are positions with and amounts due principally from this clearing broker, who is a member of a nationally recognized exchange. On the balance sheet, the Company has $673,867 included in Cash and cash equivalents; $250,861 included in Deposits with clearing organizations, and $2,209,359 as a Receivable from clearing firm at December 31, 2007. The Company consistently monitors the credit worthiness of the clearing broker to mitigate the Company's exposure to credit risk.

NOTE 7 – PROFIT-SHARING PLAN

The Company contributes to a profit-sharing plan for the benefit of employees meeting certain eligibility requirements. Under the plan, the Company's contribution is determined annually by the Board of Directors. The Company's profit-sharing plan also includes a 401(k) feature. Participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Internal Revenue Code. The plan provides for a partial matching contribution by the Company.

(Continued)

NOTE 8 - COMMITMENTS AND CONTINGENCIES

From time to time, the Company is involved in various lawsuits and claims which arise in the normal course of business. Based upon the advice of counsel, management is of the opinion that any liabilities that may result from these lawsuits and claims will not have a material effect.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such commitments at December 31, 2007 were subsequently settled and had no material affect on financial position.

NOTE 9 – RELATED-PARTY TRANSACTIONS

Balances receivable from (payable to) related parties were as follows at December 31, 2007:

Taxes/Other receivable from Butler Wick Corp.	$ 295,382
Receivable from Butler Wick Trust Co.	115,290
Total receivable from related parties	$ 410,672
Payable to Butler Wick Trust Co.	$ (25,000)
Taxes/Other payable to Butler Wick Corp.	(167)
Payable to United Community	(2,995)
Total payable to related parties	$ (28,162)

The Company maintained loans and notes receivable from employees totaling $1,960,156. These loans are included in other assets.

NOTE 10 – NET CAPITAL REQUIREMENTS

The Company is subject to regulatory capital requirements set forth by the Securities and Exchange Commission Uniform Net Capital Rule. The Company has elected to use the alternative method, permitted by the rule, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2007, the Company had Net Regulatory Capital of $6,150,527 which was $5,900,527 in excess of required minimum net capital. The Company had no aggregate debit items at December 31, 2007.

(Continued)

NOTE 11 – INCOME TAXES

Significant components of the deferred tax assets and liabilities at December 31, 2007 are as follows:

Deferred tax assets:	
Depreciation	$ 11,423
Retention plan expense	26,830
Total deferred tax assets	38,253
Deferred tax liabilities:	
Prepaid Expenses	113,487
Total deferred tax liability	113,487
Net deferred tax asset	$ 75,234

NOTE 12 – RETENTION PLAN

In accordance with the merger between the Parent and United Community, United Community established and funded into a Rabbi Trust a $3.7 million retention plan. Participants in the retention plan became fully vested in their benefits prior to January 1, 2007.

Participants in the plan were permitted to select various mutual funds into which participants could direct their investments. Participants were permitted to elect a lump sum distribution at vesting, or a distribution in equal annual installments over a period of time not to exceed five years. To the extent that the participant elected to be paid in installments, his or her account will continue to be credited with investment gains and debited with investment losses until his or her full investment is distributed from the plan. Plan assets amounted to $312,190 at December 31, 2007.

NOTE 13 – DEFERRED COMPENSATION PLAN

Effective January 1, 2006, certain employees of the Company were able to participate in a nonqualified deferred compensation plan of the Parent in the form of a Rabbi Trust. The purpose of this Plan is to provide specified benefits to a select group of management or highly compensated employees who contribute materially to the continued growth, development and future business success of the Company. This plan is unfunded for tax purposes and for purposes of Title I of ERISA. Starting in 2006, Plan participants are able to defer compensation and invest it in a variety of investment options. The Company did not make matching contributions to the plan during the year. At December 31, 2007, the Parent's balance sheet included assets of the plan totaling $414,601 with a corresponding liability of $417,874 to the plan participants. The assets of this plan are included in other assets on the Parent's balance sheet. The liabilities of this plan are included in accrued compensation and profit-sharing contribution on the Parent's balance sheet.